Exhibit 99.1

Enzymotec Ltd. Reports Second Quarter 2015 Results

Revenues and Adjusted EBITDA Increased for Fourth Consecutive Quarter

Q2 Net Revenues Increased 49.5% Year-Over-Year; Q2 Net Income of $0.10 Per Diluted Share

MIGDAL HA'EMEQ, Israel, August 12, 2015 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients, today reported financial results for the second quarter ended June 30, 2015.

Second Quarter Financial Highlights

•	Second quarter net revenues (equity method) increased 49.5% to $13.4 million, compared to the same quarter last year and 18.6%, compared to the first quarter of 2015.
•	Second quarter net revenues (proportionate consolidation method) increased 43.6% to $16.5 million, compared to the same quarter last year and 15.1%, compared to the first quarter of 2015.
•	Second quarter adjusted EBITDA increased 147.5% to $2.9 million*, compared to the second quarter of 2014 and 7.5%, compared to the first quarter of 2015.
•	Second quarter net income increased 494.2% to $2.3 million, or $0.10 per diluted share, compared to the second quarter of 2014 and 30.2%, compared to the first quarter of 2015.
•	Second quarter non-GAAP net income increased 417.2% to $2.7 million, or $0.11 per diluted share*, compared to the second quarter 2014 and 25.7%, compared to the first quarter of 2015.
•	The Company provides updated guidance for the full fiscal year ended December 31, 2015.

* A reconciliation of Non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

•	Commenced an investigator initiated clinical trial of Vayarin® in managing ADHD in children with Epilepsy.
•
Received GRAS status from the FDA for Sharp PS® GREEN the Company's novel non-GMO and soy-allergens free Phosphatidylserine ingredient which promotes brain health.  This status allows the marketing and use of Sharp PS® GREEN in a wide selection of foods and beverages in the USA.

•
Received Novel Food approval from the European Commission ("EC") for the Company's high potency K·Real® krill oil. Enzymotec is currently the only krill oil manufacturer that offers EC-approved high grades of krill oil solutions and the approval allows the Company's customers that purchase high grades of K·REAL® krill oil to label their products with additional health claims in Europe, beyond the standard heart health-related claim of other krill oils.

•
Granted new patent related to InFat® in Singapore for inducing a beneficial effect on the immune system of a subject by promoting development of beneficial gut flora and for reducing the frequency and duration of infant crying.

•
The U.S. Patent and Trademark Office (“USPTO”) determined that 26 of 28 challenged claims in Neptune's U.S. Patent No. 8,278,351 are unpatentable. The Company intends to appeal the USPTO decision regarding the two remaining challenged claims during the third quarter. Neptune is not entitled to royalty payments in North America unless the final outcome, following the appeal and subject to the settlement agreement terms, is unfavorable to Enzymotec. The final outcome of the appeal is not expected before the second half of 2016.

•	Re-examination on Neptune's patent in Australia is still ongoing. Neptune is not entitled to royalty payments in Australia unless the final outcome is unfavorable to Enzymotec.
•	The hearing as part of the Company's arbitration with AAK was held during June 2015, and a decision is expected by no later than December 31, 2015.

“As evidenced by our second quarter results, Enzymotec continues to experience a recovery in infant nutrition as well as in krill oil. The Chinese infant formula market remains in transition; whereas multinational players consider this challenging, we view this as an opportunity. We believe that the gradual shift to an e-commerce platform in China in particular, and Asia in general, will drive innovation into the market as competition heightens and brands need to differentiate themselves. I believe that Enzymotec’s technology will become even more important to the infant formula market as the brand players accelerate their search for innovation and distinction,” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer. “Furthermore, we continue to maintain our strong position in the krill oil segment despite external market challenges. Our higher quality krill oil, paired with a superior cost structure, garnered new customers as well as increased market share during the quarter.”

“We are excited about VAYA Pharma and believe that the investments we are making in this division today will contribute to Enzymotec’s future growth. We have a strong product portfolio that is gaining awareness and acceptance beyond the southeast United States. The expanded sales force continues to ramp and we expect their contribution to become more apparent in the second half of this year. We remain focused on our clinical research activities as well as the recently launched online pharmacy and call center. Although it will have a short-term negative impact on orders from VAYA's wholesalers, our online pharmacy is showing signs of early success as we see more sales move in that direction,” stated Dr. Katz.

“Enzymotec’s financial strength remains solid. Notwithstanding the investments we are making to support our strategic growth initiatives, we were able to generate $5.1 million in operating cash flow during the first half of 2015. Our strong cash position will help enable us to take advantage of opportunities where we can leverage our leading lipids technology  to fuel the Company's growth trajectory and drive shareholder value,” concluded Dr. Katz.

Second Quarter 2015 Results

For the second quarter of 2015, based on the proportionate consolidation method, net revenues increased 43.6% to $16.5 million from $11.5 million for the second quarter of 2014. Based on the equity method of accounting, net revenues increased 49.5% to $13.4 million from $9.0 million for the second quarter last year. The increase was primarily due to an increase of $2.3 million in krill oil sales, an increase of $2.0 million in InFat sales (proportionate consolidation method), an increase of $0.4 million in sales of VAYA products, and an increase of $0.3 million in sales of PS products.

Gross margin (equity method) for the second quarter of 2015 decreased 100 basis points to 61.0% from 62.0% for the second quarter of 2014 primarily due to change in product mix.

Selling and marketing expenses for the second quarter of 2015 increased 39.2% to $2.7 million from $1.9 million in the second quarter of 2014, and from $2.4 million in the first quarter of 2015, primarily as a result of expanding VAYA Pharma's operations and infrastructure.

General and administrative expenses for the second quarter of 2015 increased to $2.2 million from $1.8 million in the second quarter of 2014, and from $1.5 million in the first quarter of 2015, primarily due to an increase in litigation costs related to the arbitration with AAK, our partner in the joint venture in Sweden, Advanced Lipids AB.

Adjusted EBITDA for the second quarter of 2015 increased 147.5% to $2.9 million from $1.2 million for the second quarter of 2014, and 7.5%, compared to the first quarter of 2015. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Net income for the second quarter of 2015 increased to $2.3 million, or $0.10 per diluted share, from $0.4 million, or $0.02 per diluted share, for the second quarter last year.

Non-GAAP net income increased to $2.7 million, or $0.11 per diluted share, from $0.5 million, or $0.02 per diluted share for the second quarter of 2014. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

Below is segment information for the three months ended June 30, 2015 and 2014 (unaudited):

	Three Months Ended June 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$14,683	$1,841	$16,524	$(3,129)	$13,395
Cost of revenues(2)	7,850	371	8,221	(2,991)	5,230
Gross profit(2)	6,833	1,470	8,303	(138)	8,165
Operating expenses(2)	3,516	2,449	5,965	(3)	5,962
Depreciation and amortization	505	40	545
Adjusted EBITDA(3)	$3,822	$(939)	$2,883

	Three Months Ended June 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$10,046	$1,457	$11,503	$(2,546)	$8,957
Cost of revenues(2)	5,390	370	5,760	(2,360)	3,400
Gross profit(2)	4,656	1,087	5,743	(186)	5,557
Operating expenses(2)	3,208	1,883	5,091	—	5,091
Depreciation and amortization	459	54	513
Adjusted EBITDA(3)	$1,907	$(742)	$1,165
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our GAAP net income, see “Non-GAAP Financial Measures” below.

Six Months Results

For the six months ended June 30, 2015, based on the proportionate consolidation method, net revenues decreased 12.3% to $30.9 million from $35.2 million for the same period a year ago. For the six months ended June 30, 2015, based on the equity method of accounting, net revenues decreased 7.9% to $24.7 million from $26.8 million for the same period a year ago. The decrease was primarily due to a decrease of $3.6 million in InFat sales (proportionate consolidation method) and $2.5 million in krill sales, partially offset by increased sales of VAYA products of $1.2 million and increased sales of PS products of $0.6 million.

For the six months ended June 30, 2015, gross margin (equity method) decreased 40 basis points to 61.3% from 61.7% for the same period a year ago primarily due to change in product mix.

For the six months ended June 30, 2015, selling and marketing expenses increased 22.2% to $5.1 million from $4.2 million for the same period a year ago, primarily as a result of expanding VAYA Pharma's operations and infrastructure.

For the six months ended June 30, 2015, net income decreased 27.1% to $4.0 million (or $0.17 per diluted share) from $5.5 million (or $0.23 per diluted share) for the same period a year ago.

For the six months ended June 30, 2015, non-GAAP net income decreased 22.0% to $4.8 million, or $0.21 per diluted share, from $6.2 million, or $0.26 per diluted share for the same period a year ago. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

For the six months ended June 30, 2015, adjusted EBITDA decreased 27.1% to $5.6 million, from $7.6 million for the same period in the prior year. The reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the six months ended June 30, 2015 and 2014 (unaudited):

	Six Months Ended June 30, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$26,929	$3,948	$30,877	$(6,183)	$24,694
Cost of revenues(2)	14,648	785	15,433	(5,936)	9,497
Gross profit(2)	12,281	3,163	15,444	(247)	15,197
Operating expenses(2)	6,444	4,514	10,958	(3)	10,955
Depreciation and amortization	992	88	1,080
Adjusted EBITDA(4)	$6,829	$(1,263)	$5,566

	Six Months Ended June 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$32,463	$2,762	$35,225	$(8,417)	$26,808
Cost of revenues(2)	17,583	737	18,320	(8,063)	10,257
Gross profit(2)	14,880	2,025	16,905	(354)	16,551
Operating expenses(3)	6,871	3,652	10,523	—	10,523
Depreciation and amortization	1,143	113	1,256
Adjusted EBITDA(4)	$9,152	$(1,514)	$7,638
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, using the equity method of accounting, meaning that the Company recognizes its share in the net results of Advanced Lipids as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended June 30, 2015 and 2014, sales of the Company through this joint collaboration amounted to $3.8 million and $2.4 million, respectively. For the six-month periods ended June 30, 2015 and 2014, sales of the Company through this joint collaboration amounted to $6.7 million and $8.0 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyse the relevant segment's results of operations, the Company accounts for the results of operations of Advanced Lipids using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of Advanced Lipids and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of June 30, 2015, we had $71.2 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities, $30.4 million in other working capital items and no debt.

Guidance for 2015

For the full fiscal year 2015, the Company provides the following updates to guidance:

•	Net revenues, based on the equity method of accounting, of between $53 million and $59 million
•	Net revenues, based on the proportionate consolidation method, of between $66 million and $74 million
•	Non-GAAP net income of between $6.5 million and $8.5 million
•	Non-GAAP diluted earnings per share (EPS) of between $0.28 and $0.36

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS, based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today, August 12, 2015, at 8:30 a.m. ET to discuss the financial results for the second quarter of 2015. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 98031769 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/whqzcqsb and will be archived online within one hour of its completion through August 19, 2015.

Forward Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the following risks: A high proportion of the sales of the InFat product is sold to end users in China and to a single company; Growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand in China for our products; The demand for products based on Omega-3 and in particular, premium products, such as krill oil, has declined and may continue to decline following a significant increase in manufacturing capacity by manufacturers of these products, resulting in intense competition and price pressure; Our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; We rely on our Swedish joint venture partner to manufacture InFat and certain matters related to the joint venture are the subject of disagreement in an arbitration proceeding; We are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; We depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; We are dependent on a single facility that houses the majority of our operations; We may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; Potential future acquisitions of companies or technologies may distract our management, may disrupt our business and may not yield the returns expected; We anticipate that the markets in which we participate will become more competitive and we may be unable to compete effectively; We may not be able to successfully expand our production or processing capabilities; Our ability to obtain krill may be affected by conservation regulation or initiatives; Our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on March 2, 2015. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated (unaudited):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$2,883	$1,165	$5,566	$7,638
Accounting for joint venture	(135)	(186)	(244)	(354)
Depreciation and amortization	(545)	(513)	(1,080)	(1,256)
Secondary offering related expenses	-	-	-	(393)
Share-based compensation expenses	(410)	(136)	(798)	(273)
Operating income	1,793	330	3,444	5,362
Financial expenses (income) - net	(427)	34	(526)	10
Income before taxes on income	2,220	296	3,970	5,352
Taxes on income	(70)	(60)	(164)	(143)
Share in profits of equity investee	114	145	197	282
GAAP net income	$2,264	$381	$4,003	$5,491

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$2,674	$517	$4,801	$6,157
Secondary offering related expenses	-	-	-	(393)
Share-based compensation expenses	(410)	(136)	(798)	(273)
GAAP net income	$2,264	$381	$4,003	$5,491

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	U.S. dollars in thousands (except per share data)
NET REVENUES	$13,395	$8,957	$24,694	$26,808
COST OF REVENUES *	5,259	3,403	9,556	10,263
GROSS PROFIT	8,136	5,554	15,138	16,545
OPERATING EXPENSES:
Research and development – net *	1,475	1,502	2,889	3,053

Selling and marketing *	2,688	1,931	5,111	4,182
General and administrative *	2,180	1,791	3,694	3,948
Total operating expenses	6,343	5,224	11,694	11,183
OPERATING INCOME	1,793	330	3,444	5,362
FINANCIAL EXPENSES (INCOME) – net	(427)	34	(526)	10
INCOME BEFORE TAXES ON INCOME	2,220	296	3,970	5,352
TAXES ON INCOME	(70)	(60)	(164)	(143)
SHARE IN PROFITS OF EQUITY INVESTEE	114	145	197	282
NET INCOME	$2,264	$381	$4,003	$5,491
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$58	$(37)	$(70)	$(44)
Unrealized gain (loss) on marketable securities	(104)		14
Cash flow hedge	(427)	92	207	99
Total comprehensive income	$1,791	$436	$4,154	$5,546
EARNINGS PER SHARE:
Basic	$0.10	$0.02	$0.18	$0.25
Diluted	$0.10	$0.02	$0.17	$0.23
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	22,462,249	21,900,624	22,421,345	21,856,449
Diluted	23,294,718	23,215,320	23,209,179	23,424,502

* The above items are inclusive of the following share-based compensation expense:
Cost of revenues	$29	$3	$59	$6
Research and development - net	68	4	124	8
Selling and marketing	87	5	184	12
General and administrative	226	124	431	247
	$410	$136	$798	$273

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2015	2014
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$13,937	$10,315
Short-term bank deposits and marketable securities	25,607	21,913
Accounts receivable:
Trade	14,961	13,433
Other	3,231	3,110
Inventories	22,110	21,572
Total current assets	79,846	70,343
NON-CURRENT ASSETS:
Investment in equity investee	1,279	1,152
Marketable securities	31,693	35,287
Intangibles, long-term deposits and other	1,151	1,200
Funds in respect of retirement benefits obligation	1,087	994
Total non-current assets	35,210	38,633
PROPERTY, PLANT AND EQUIPMENT:
Cost	39,535	38,237
Less - accumulated depreciation and amortization	9,961	8,963
	29,574	29,274
Total assets	$144,630	$138,250
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$4,613	$5,259
Other	5,313	3,569
Total current liabilities	9,926	8,828
LONG-TERM LIABILITY -
Retirement benefits obligation	1,266	1,150
Total liabilities	11,192	9,978
SHAREHOLDERS' EQUITY:
Ordinary shares	58	57
Additional paid-in capital	123,086	122,075
Accumulated other comprehensive income (loss)	87	(64)
Retained earnings	10,207	6,204
Total shareholders' equity	133,438	128,272
Total liabilities and shareholders' equity	$144,630	$138,250

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,003	$5,491
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,080	1,256
Change in inventories	(538)	(5,479)
Change in accounts receivable	(1,307)	2,657
Change in accounts payable and accruals	1,362	(1,687)
Share in profits of equity investee	(197)	(282)
Share-based compensation expense	798	273
Change in other non-current assets	(171)	1
Change in retirement benefits obligation	81	31
Loss on sale of property, plant and equipment	12
Net cash provided by operating activities	5,123	2,261
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible asset	(1,608)	(3,681)
Long-term deposits	(1)	(17)
Investment in bank and other deposits	(39)
Investment in marketable securities	(4,506)
Investment in equity investee		(92)
Proceeds from sale of marketable securities	4,489
Proceeds from sale of property, plant and equipment	8
Change in funds in respect of retirement benefits obligation	(58)	(55)
Net cash used in investing activities	(1,715)	(3,845)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan		(4,200)
Exercise of option by employees	214	852
Issuance costs		(78)
Net cash provided by (used in) financing activities	214	(3,426)
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,622	(5,010)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	10,315	74,430
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$13,937	$69,420

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (US)
KCSA Strategic Communications
Tram Bui / Jeffrey Goldberger
212.896.1290 / 212.896.1249
ENZY@kcsa.com